PROSPECTUS Dated June 2, 1997                     Pricing Supplement No. 14 to
PROSPECTUS SUPPLEMENT                     Registration Statement No. 333-27919
Dated June 2, 1997                                    Dated September 15, 1997
                                                                Rule 424(b)(3)

                                $15,000,000

                Morgan Stanley, Dean Witter, Discover & Co.

                        MEDIUM-TERM NOTES, SERIES C
                EQUITY LINKED NOTES DUE SEPTEMBER 29, 2003

                               ------------

               The Equity Linked Notes due September 29, 2003 (the "Notes") are Medium-Term Notes, Series C of Morgan Stanley, Dean Witter, Discover & Co. (the "Company"), as further described herein and in the Prospectus Supplement under "Description of Notes -- Fixed Rate Notes" and " -- Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices." The Notes are being issued in minimum denominations of $1,000 and will mature on September 29, 2003 (the "Maturity Date"). There will be no periodic payments of interest on the Notes. The Notes will not be redeemable by the Company in whole or in part prior to the Maturity Date.

               At maturity, the holder of each Note will receive the par amount of such Note ($1,000) ("Par") plus an amount (the "Supplemental Redemption Amount") based on the percentage increase, if any, in the Final Index Value (as defined herein) of the S&P 500 Composite Stock Price Index (the "S&P 500 Index"), as calculated by Standard & Poor's ("S&P"), a Division of the McGraw-Hill Companies, Inc., over the Initial Index Value (as defined herein), as further described in this Pricing Supplement. The Supplemental Redemption Amount, if any, payable with respect to each Note at maturity will be calculated on the Determination Date (as defined herein) and will equal the product of (i) the par amount of such Note, (ii) 1.0165 and (iii) a fraction, the numerator of which shall be the Final Index Value less the Initial Index Value and the denominator of which shall be the Initial Index Value. The Supplemental Redemption Amount cannot be less than zero. The Initial Index Value has been set to equal 925.31. The Final Index Value will equal the S&P 500 Index closing value on September 15, 2003 (the "Determination Date"), except in the case of certain Market Disruption Events (as defined herein).
If the Final Index Value is equal to or less than the Initial Index Value, the holder of each Note will be repaid the par amount of such Note, but will not receive any Supplemental Redemption Amount.

               For information as to the calculation of the Supplemental Redemption Amount, and certain tax consequences to beneficial owners of the Notes, see "Supplemental Redemption Amount," "Final Index Value,"
"Determination Date" and "United States Federal Taxation" in this Pricing Supplement.

               The Company will cause the "Supplemental Redemption Amount" to be determined by Morgan Stanley & Co. Incorporated (the "Calculation Agent") for The Chase Manhattan Bank, as Trustee under the Senior Debt Indenture.

               An investment in the Notes entails risks not associated with similar investments in a conventional debt security, as described under "Risk Factors" on PS-5 through PS-7 herein.


                               ------------
                                PRICE 100%
                               ------------

              Price to Public    Agent's Commissions(1)    Proceeds to Company
              ---------------    ----------------------    -------------------
Per Note...        100%                   0.6%                    99.4%
Total......     $15,000,000             $90,000                $14,910,000


----------
(1) The Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act of 1933.

Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement.

                        MORGAN STANLEY DEAN WITTER


Principal Amount.............. $15,000,000

Maturity Date................. September 29, 2003

Interest Rate................. 0.00%

Specified Currency............ U.S. Dollars

Issue Price................... 100%

Settlement Date (Original
  Issue Date)................. September 29, 1997

CUSIP......................... 61745EKU4

Book Entry Note or
  Certificated Note........... Book Entry

Senior Note or Subordinated
  Note........................ Senior

Minimum Denominations......... $1,000

Trustee....................... The Chase Manhattan Bank

Agent......................... Morgan Stanley & Co. Incorporated

Maturity Redemption Amount.... At maturity (including as a result of acceleration or otherwise), the holder of each Note will receive the par amount of such Note ($1,000) ("Par") plus the Supplemental Redemption Amount, if any. References herein to "Notes" refer to each $1,000 principal amount of any Note.

Supplemental Redemption
  Amount...................... The Supplemental Redemption Amount, payable with respect to each Note at maturity shall be calculated on the Determination Date and shall be an amount equal to the greater of
                               (a) the product of (i) the par amount of such Note, (ii) 1.0165 and (iii) a fraction, the numerator of which shall be the Final Index Value less the Initial Index Value and the denominator of which shall be the Initial Index Value and (b) zero. The Supplemental Redemption Amount is described by the following formula:


                       Par x 1.0165 x (Final Index Value - Initial Index Value)
                                      -----------------------------------------
                                                 Initial Index Value

                               ; provided that the Supplemental Redemption
                               Amount may not be less than zero.

                               The Company shall cause the Calculation Agent to provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, of the Supplemental Redemption Amount, on or prior to 11:00 a.m. on the Business Day preceding the Maturity Date. See "Discontinuance of the S&P 500 Index; Alteration of Method of Calculation" below.

                               All percentages resulting from any
                               calculation with respect to the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and
                               all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Initial Index Value........... The Initial Index Value is 925.31.

Final Index Value............. The Final Index Value shall be the Index
                               Closing Value (as defined below) on the
                               Determination Date, as determined by the Calculation Agent.

Index Closing Value........... The Index Closing Value, as of the
                               Determination Date, will equal the closing value of the S&P 500 Index or any Successor Index (as defined below) at the regular official weekday close of trading on such Determination Date. See "Discontinuance of the S&P 500 Index; Alteration of Method of Calculation."

                               References herein to the S&P 500 Index shall be deemed to include any Successor Index, unless the context requires otherwise.

Trading Day................... A day on which trading is generally conducted
                               (i) on the New York Stock Exchange ("NYSE"), the American Stock Exchange, Inc. ("AMEX") and the NASDAQ National Market ("NASDAQ NMS"),
                               (ii) on the Chicago Mercantile Exchange and
                               (iii) on the Chicago Board of Options
                               Exchange, as determined by the Calculation
                               Agent.

Determination Date............ The Determination Date shall be September 15,
                               2003 or, if such date is not a Trading Day, the next succeeding Trading Day, unless there is a Market Disruption Event on any such Trading Day. If a Market Disruption Event occurs on any such Trading Day, the Determination Date shall be the immediately succeeding Trading Day during which no Market Disruption Event shall have occurred; provided that if a Market Disruption Event has occurred on each of the five Trading Days immediately succeeding September 15, 2003, then (i) such fifth succeeding Trading Day will be deemed to be the Determination Date, notwithstanding the occurrence of a Market Disruption Event on such day and (ii) with respect to any such fifth Trading Day on which a Market Disruption Event occurs, the Calculation Agent will determine the value of the S&P 500 Index on such fifth Trading Day in accordance with the formula for and method of calculating the S&P 500 Index last in effect prior to the commencement of the Market Disruption Event, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such Trading Day of each security most recently comprising the S&P 500 Index.


Market Disruption Event....... "Market Disruption Event"  means, with respect to the S&P 500 Index:

                                    (i) a suspension, absence or material
                                    limitation of trading of 100 or more of
                                    the securities included in the S&P 500
                                    Index on the primary market for such
                                    securities for more than two hours of
                                    trading or during the one-half hour period preceding the close of trading in such market; or the suspension, absence or material limitation of trading on the primary market for trading in futures or options contracts related to the S&P 500 Index during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

                                    (ii) a determination by the Calculation
                                    Agent in its sole discretion that the
                                    event described in clause (i) above
                                    materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Notes.

                               For purposes of determining whether a Market
                               Disruption Event has occurred:  (1) a
                               limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption
                               Event, (3) limitations pursuant to New York
                               Stock Exchange Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other self-regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations shall constitute a Market Disruption Event, (4) a suspension of trading in a futures or options contract on the S&P 500 Index by the primary securities market related to such contract by reason of (a) a price change exceeding limits set by such exchange or market, (b) an imbalance of orders relating to such contracts or (c) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in futures or options contracts related to the S&P 500 Index and (5) a "suspension, absence or material limitation of trading" on the primary market on which futures or options contracts related to the S&P 500 Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

Calculation Agent............. Morgan Stanley & Co. Incorporated ("MS & Co.")

                               All determinations made by the Calculation
                               Agent shall be at the sole discretion of the Calculation Agent and shall, in the absence of manifest error, be conclusive for all purposes and binding on the Company and holders of the Notes.

                               Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Final Index Value or whether a Market Disruption Event has occurred. See "Discontinuance of the S&P 500 Index; Alteration of Method of Calculation" below and "Market Disruption Event" above.
                               MS & Co., as a registered broker-dealer, is required to maintain policies and procedures regarding the handling and use of confidential proprietary information, and such policies and procedures will be in effect throughout the term of the Notes to restrict the use of information relating to the calculation of the Final Index Value that the Calculation Agent may be required to make prior to its dissemination. MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Risk Factors.................. An investment in the Notes entails significant risks not associated with similar investments in a conventional security, including the following.

                               If the Final Index Value of the S&P 500 Index does not exceed the Initial Index Value, the holders of the Notes will receive only the par amount of each Note at maturity. Because the Final Index Value will be based upon the closing value of the S&P 500 Index on a specified day (the Determination Date), a significant increase in the S&P 500 Index subsequent to issuance may be substantially or entirely offset by subsequent decreases in the value of the S&P 500 Index on or prior to the Determination Date.

                               There will be no periodic payments of
                               interest on the Notes as there would be on a conventional fixed-rate debt security having the same maturity date as the Notes and issued by the Company on the Original Issue Date. Because the Supplemental Redemption Amount may be equal to zero, the effective yield to maturity may be less than that which would be payable on such a conventional fixed-rate debt security.

                               The return of only the par amount of a Note at maturity may not compensate the holder for any opportunity cost implied by inflation and other factors relating to the time value of money. The percentage appreciation of the S&P 500 Index based on the Final Index Value over the Initial Index Value does not reflect the payment of dividends on the stocks underlying the S&P 500 Index. Therefore, the yield to maturity based on the Final Index Value relative to the Initial Index Value will not be the same yield as would be produced if such underlying stocks were purchased and held for a similar period.

                               The Notes will not be listed on any exchange. There can be no assurance as to whether there will be a secondary market in the Notes or if there were to be such a secondary market, whether such market would be liquid or illiquid. It is expected that the secondary market for the Notes will be affected by the creditworthiness of the Company and by a number of factors, including, but not limited to, the volatility of the S&P 500 Index, dividend rates on the stocks underlying the S&P 500 Index, the time remaining to the Determination Date and to the maturity of the Notes and market interest rates. In addition, the Final Index Value depends on a number of interrelated factors, including economic, financial and political events, over which the Company has no control. The value of the Notes prior to maturity is expected to depend primarily on market interest rates and the extent of the appreciation or depreciation of the S&P 500 Index from the Initial Index Value through the Determination Date. The price at which a holder will be able to sell the Notes prior to maturity may be at a discount, which could be substantial, from the par amount thereof, if, at such time, the S&P 500 Index or the Final Index Value, if determined, is below, equal to or not sufficiently above the Initial Index Value.

                               The historical S&P 500 Index values should not be taken as an indication of the future performance of the S&P 500 Index during the term of the Notes. While the trading prices of the stocks underlying the S&P 500 Index will determine the value of the S&P 500
                               Index, it is impossible to predict whether the value of the S&P 500 Index will rise or fall. Trading prices of the stocks underlying the S&P 500 Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or a particular underlying stock.

                               The policies of S&P concerning additions, deletions and substitutions of the stocks underlying the S&P 500 Index and the manner in which S&P takes account of certain changes affecting such underlying stocks may affect the value of the S&P 500 Index. The policies of S&P with respect to the calculation of the S&P 500 Index could also affect the value of the S&P 500 Index. S&P may discontinue or suspend calculation or dissemination of the S&P 500 Index. Any such actions could affect the value of the Notes. See "S&P 500 Index" and "Discontinuance of the S&P 500 Index; Alteration of Method of Calculation" below.

                               Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Final Index Value or whether a Market Disruption Event has occurred. See "Market Disruption Event" and "Calculation Agent" above and "Discontinuance of the S&P 500 Index; Alteration of Method of Calculation" below.

                               It is suggested that prospective investors who consider purchasing the Notes should reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                               Investors should also consider the tax
                               consequences of investing in the Notes.  See
                               "United States Federal Taxation" below.

S&P 500 Index................. The S&P 500 Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500 Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The "Market Value" of any Component Stock is the product of the market price per share and the number of the then outstanding shares of such Component Stock. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500 Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

                               The S&P 500 Index is calculated using a
                               base-weighted aggregate methodology: the level of the Index reflects the total Market Value of all 500 Component Stocks relative to the S&P 500 Index's base period of 1941-43 (the "Base Period").

                               An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

                               The actual total Market Value of the
                               Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total Market Value of the Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it is the only link to the original base period value of the Index. The Index Divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index ("Index Maintenance").

                               Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

                               To prevent the value of the Index from
                               changing due to corporate actions, all
                               corporate actions which affect the total
                               Market Value of the Index require an Index
                               Divisor adjustment.  By adjusting the Index
                               Divisor for the change in total Market Value, the value of the S&P 500 Index remains constant. This helps maintain the value of the Index as an accurate barometer of stock market performance and ensures that the movement of the Index does not reflect the corporate actions of individual companies in the Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P 500 Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require Index Divisor adjustments.

                               The table below summarizes the types of S&P
                               500 Index maintenance adjustments and
                               indicates whether or not an Index Divisor adjustment is required.

                                                                              Divisor
Type of Corporate                                                           Adjustment
     Action                 Adjustment Factor                                 Required
-----------------           -----------------                               ----------
Stock split                 Shares Outstanding multiplied by 2;                  No
(i.e. 2x1)                  Stock Price divided by 2

Share issuance              Shares Outstanding plus newly issued Shares         Yes
(i.e. Change > 5%)

Share repurchase            Shares Outstanding minus Repurchased Shares         Yes
  (i.e. Change > 5%)

Special cash dividends      Share Price minus Special Dividend                  Yes

Company change              Add new company Market Value minus old              Yes
                            company Market Value

Rights offering             Price of parent company minus                       Yes
                             Price of Rights
                             ---------------
                               Right Ratio

Spinoffs                    Price of parent company minus                       Yes

                              Price of Spinoff Co.
                              --------------------
                              Share Exchange Ratio

                               Stock splits and stock dividends do not
                               affect the Index Divisor of the S&P 500
                               Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

                               Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the Component Stock and consequently of altering the aggregate Market Value of the Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:


                     Post-Event Aggregate Market Value = Pre-Event Index Value
                     ---------------------------------
                                New Divisor


                               New Divisor =  Post-Event Aggregate Market Value
                                              ---------------------------------
                                                     Pre-Event Index Value

                               A large part of the S&P 500 Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500 Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500 Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.



Hypothetical Supplemental
  Redemption Amount........... The following table illustrates, for a range of hypothetical Final Index Values, the
                               Supplemental Redemption Amount for each
                               $1,000 par amount of Notes.

                                   Hypothetical            Hypothetical
                                      Final           Supplemental Redemption
                                   Index Value                Amount
                                   -----------        -----------------------
                                      750.00                   $  0
                                      800.00                   $  0
                                      850.00                   $  0
                                      900.00                   $  0
                                      925.31                   $  0
                                      950.00                  $ 27.12
                                     1,000.00                 $ 82.05
                                     1,050.00                 $136.98
                                     1,100.00                 $191.91
                                     1,150.00                 $246.83



                               The above figures are for purposes of
                               illustration only.  The actual Supplemental
                               Redemption Amount, if any, will depend
                               entirely on the actual Final Index Value.
                               See "Final Index Value" and "Supplemental
                               Redemption Amount" above.

Discontinuance of the S&P
  500 Index; Alteration of
  Method of Calculation....... If S&P discontinues publication of the S&P
                               500 Index and S&P or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued S&P 500 Index (such index being referred to herein as a "Successor Index"), then the Index Closing Value shall be determined by reference to the value of such Successor Index at the close of trading on the NYSE, the AMEX, NASDAQ NMS or the relevant exchange or market for the Successor Index on the Determination Date.

                               Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent shall cause written notice thereof to be furnished to the Trustee, to the Company and to the holders of the Notes within three Trading Days of such selection.

                               If S&P discontinues publication of the S&P
                               500 Index prior to, and such discontinuance is continuing on, the Determination Date and the Calculation Agent determines that no Successor Index is available at such time, then on such Determination Date, the Calculation Agent shall determine the Index Closing Value that would be used in computing the Supplemental Redemption Amount on such Determination Date. The Index Closing Value shall be computed by the Calculation Agent in accordance with the formula for and method of calculating the S&P 500 Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such Determination Date of each security most recently comprising the S&P 500 Index. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500 Index may adversely affect the value of the Notes.

                               If at any time the method of calculating the
                               S&P 500 Index or a Successor Index, or the
                               value thereof, is changed in a material
                               respect, or if the S&P 500 Index or a
                               Successor Index is in any other way modified
                               so that such index does not, in the opinion
                               of the Calculation Agent, fairly represent
                               the value of the S&P 500 Index or such
                               Successor Index had such changes or
                               modifications not been made, then, from and
                               after such time, the Calculation Agent shall, at the close of business in New York City on the Determination Date, make such calculations and adjustments as, in the good
                               faith judgment of the Calculation Agent, may
                               be necessary in order to arrive at a value of a stock index comparable to the S&P 500 Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and calculate the Supplemental Redemption Amount with reference to the S&P 500 Index or such Successor Index, as adjusted. Accordingly, if the method of calculating the S&P 500 Index or a Successor Index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the Calculation Agent shall adjust such index in order to arrive at a value of the S&P 500 Index or such Successor Index as if it had not been
                               modified (e.g., as if such split had not
                               occurred).
Alternative Determination
  Date in case of an Event
  of Default.................. In case an Event of Default with respect to any Notes shall have occurred and be
                               continuing, the amount declared due and
                               payable upon any acceleration of the Notes will be determined by the Calculation Agent and will be equal to the par amount plus the Supplemental Redemption Amount, if any, determined as though the Determination Date was the date of acceleration.

Public Information............ All disclosure contained in this Pricing
                               Supplement regarding the S&P 500 Index,
                               including, without limitation, its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. Neither the Company nor the Agent take any responsibility for the accuracy or completeness of such information.

Historical Information........ The following table sets forth the high and low daily closing values, as well as
                               end-of-quarter closing values, of the S&P 500 Index for each quarter in the period from January 1, 1992 through September 15, 1997. The historical values of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given that the S&P 500 Index will increase sufficiently to cause the holders of the Notes to receive any Supplemental Redemption Amount.

                                                    Daily Index Closing Values
                                                    --------------------------
                                                                        Period
                                                     High       Low       End
                                                     ----       ---     ------
                          1992
                            1st Quarter             420.77    403.00    403.69
                            2nd Quarter             418.49    394.50    408.14
                            3rd Quarter             425.27    409.16    417.80
                            4th Quarter             441.28    402.66    435.71

                          1993
                            1st Quarter             456.34    429.05    451.67
                            2nd Quarter             453.85    433.54    450.53
                            3rd Quarter             463.56    441.43    458.93
                            4th Quarter             470.94    457.48    466.45

                          1994
                            1st Quarter             482.00    445.55    445.76
                            2nd Quarter             462.37    438.92    444.27
                            3rd Quarter             476.07    446.13    462.71
                            4th Quarter             473.77    445.45    459.27

                          1995
                            1st Quarter             503.90    459.11    500.71
                            2nd Quarter             551.07    501.85    544.75
                            3rd Quarter             586.77    547.09    584.41
                            4th Quarter             621.69    576.72    615.93

                          1996
                            1st Quarter             661.45    598.48    645.50
                            2nd Quarter             678.51    631.18    670.63
                            3rd Quarter             687.31    626.65    687.31
                            4th Quarter             757.03    689.08    740.74

                          1997
                            1st Quarter             816.29    737.01    757.12
                            2nd Quarter             898.70    737.65    885.14
                            3rd Quarter (through
                              September 15, 1997)   960.32    891.03    919.77


Use of Proceeds and Hedging... The net proceeds to be received by the
                               Company from the sale of the Notes will be
                               used for general corporate purposes and, in
                               part, by the Company or one or more of its
                               affiliates in connection with hedging the
                               Company's obligations under the Notes,
                               including hedging market risks associated
                               with the Supplemental Redemption Amount. On
                               the date of this Pricing Supplement, the
                               Company, through its subsidiaries and others, hedged its anticipated exposure in connection with the Notes by the purchase and sale of exchange traded and over the counter options on the S&P 500 Index or individual stocks included in the S&P 500 Index, futures contracts on the S&P 500 Index and options on
                               such futures contracts.   Although the Company
                               has no reason to believe that its hedging activity had a material impact on the price of such options, stocks, futures contracts, and options on futures contracts, there can be no assurance that the Company will not affect such prices as a result of its future hedging activities. The Company, through its subsidiaries, is likely to modify its hedge position throughout the life of the Notes by purchasing and selling these instruments and any other instruments that it may wish to use in connection with such hedging. See also "Use of Proceeds" in the accompanying Prospectus.

License Agreement............. S&P and MS & Co. have entered into a non-exclusive license agreement providing for the license to MS & Co., and any of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P 500 Index, which is owned and published by S&P, in connection with certain securities, including the Notes.

                               The license agreement between S&P and MS &
                               Co. provides that the following language must be set forth in this Pricing Supplement:

                               The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Company is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the Company or the Notes. S&P has no obligation to take the needs of the Company or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

                               S&P DOES NOT GUARANTEE THE ACCURACY AND/OR
                               THE COMPLETENESS OF THE S&P 500 INDEX OR ANY
                               DATA INCLUDED THEREIN.  S&P MAKES NO
                               WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE COMPANY, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS
                               LICENSED UNDER THE LICENSE AGREEMENT
                               DESCRIBED HEREIN OR FOR ANY OTHER USE.  S&P
                               MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND
                               HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF
                               MERCHANTABILITY OR FITNESS FOR A PARTICULAR
                               PURPOSE OR USE WITH RESPECT TO THE S&P 500
                               INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT
                               LIMITING ANY OF THE FOREGOING, IN NO EVENT
                               SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                               "Standard & Poor's[Registered]",
                               "S&P[Registered]", "S&P 500[Registered]",
                               "Standard & Poor's 500," and "500" are
                               trademarks of McGraw-Hill, Inc. and have been licensed for use by MS & Co.

United States Federal
  Taxation.................... The Notes are Notes Linked to an Index and
                               investors should refer to the discussion under "United States Federal
                               Taxation--Notes--Notes Linked to Commodity
                               Prices, Single Securities, Basket of
                               Securities or Indices" and "United States
                               Federal Taxation--Notes--Optionally
                               Exchangeable Notes" in the accompanying
                               Prospectus Supplement. In connection with the discussion thereunder, the Company has determined that the "comparable yield" is an annual rate of 6.65%, compounded semi-annually. Based on the Company's determination of the comparable yield, the "projected payment schedule" for a Note (assuming a par amount of $1,000 or with respect to each integral multiple thereof) consists of a projected amount due at maturity, equal to $1,480.69
                               (the "Projected Amount").

                               THE COMPARABLE YIELD, THE PROJECTED PAYMENT
                               SCHEDULE AND THE PROJECTED AMOUNT ARE NOT
                               PROVIDED FOR ANY PURPOSE OTHER THAN THE
                               DETERMINATION OF UNITED STATES HOLDERS'
                               INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN
                               RESPECT OF THE NOTES AND DO NOT CONSTITUTE A
                               REPRESENTATION REGARDING THE ACTUAL AMOUNTS
                               OF THE PAYMENTS ON A NOTE.